恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED

Our Ref.: HASE/TL/HI/05081

14th June, 2007

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

Dear Sirs,

Re: Acquisition of Interests in certain companies in the Company's group by Henderson Land Development Company Limited

We enclose for your information a copy of the Company's announcement on 13th June, 2007 in relation to the completion of the above transaction, reduction of share premium account and distribution, which is advertised in newspapers in Hong Kong today.

Yours faithfully,

Timon Liu
Company Secretary

Encl.

TL/pm

香港中環金融街八號國際金融中心二期七十二至七十六樓
72-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
電話 Tel: (852) 2908 8888 • 傳真 Fax: (852) 2908 8838 • 網址 Website: www.hld.com

HENDERSON INVESTMENT LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 97)

VERY SUBSTANTIAL DISPOSAL AND CONNECTED TRANSACTION

ACQUISITION OF INTERESTS IN CERTAIN COMPANIES IN THE HENDERSON INVESTMENT LIMITED GROUP BY HENDERSON LAND DEVELOPMENT COMPANY LIMITED

REDUCTION OF SHARE PREMIUM ACCOUNT

DISTRIBUTION

The HIL Board is pleased to announce that completion of the Acquisition Agreement took place on 13 June 2007 and a distribution to HIL Shareholders of HK$5.00 per HIL Share was made on the same day. The Share Premium Reduction also became effective on 13 June 2007.

Reference is made to the joint announcement of Henderson Land Development Company Limited ("**HLD**") and Henderson Investment Limited (the "**Company**") dated 27 March 2007 (the "**Joint Announcement**") and the announcements of the Company dated 14, 22 and 30 May and 5 June 2007 respectively. Unless otherwise defined herein, terms used herein shall have the same meanings as those defined in the Joint Announcement.

The HIL Board is pleased to announce that completion of the Acquisition Agreement ("**Completion**") took place on 13 June 2007. The aggregate amount of consideration paid by HLD to the Company for the Acquisition on the date of Completion was approximately HK$12,114 million. Upon Completion, the Share Premium Reduction also became effective on 13 June 2007. On the date of Completion, a distribution of HK$5.00 per HIL Share was made to the HIL Shareholders whose names appeared on the register of members of the Company on Monday, 11 June 2007. Cheques for the distribution were despatched on the same day.

By Order of the Board
Henderson Investment Limited
Timon Liu Cheung Yuen
Company Secretary

Hong Kong, 13 June 2007

As at the date of this announcement, the board of directors of the Company comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee Tat Man, Suen Kwok Lam, Lee King Yue, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Lau Chi Keung, Augustine Wong Ho Ming and Sit Pak Wing; (2) non-executive directors: Woo Po Shing, Philip Yuen Pak Yiu, Leung Hay Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

Please also refer to the published version of this announcement in South China Morning Post.

END